UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission file number:001-34958

EASON TECHNOLOGY LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

Appointment of Director and Officer

Effective on March 14, 2025, Mr. Weidong Xu resigned from his positions with Eason Technology Limited (the “Company”), including as a member of the board of directors (the “Board”) of the Company.

On March 26, 2025, the Board ratified and appointed Mr. Jun Hu, Mr. Stephen Liao and Mr. Halen Fu as independent directors of the Board of the Company and to the Board’s committees listed below. The Company extended director offer letters to each of the independent directors, which establish certain terms and conditions governing the independent directors’ services to the Company.

Mr. Jun Hu is working as the president in TK Health Technology Co., Ltd., a pharmaceutical chain company, responsible for strategy and operational management from February 2024 until present. From October 2019 to January 2024, Mr. Jun He worked as a director in Stone Energy Technology Co., Ltd., responsible for business development and mergers and acquisitions business. Mr. Hu received his bachelor’s degree of economics in accounting from Hubei University in 2013.

Mr. Stephan Liao is working as the vice president of the South China Region in iSoftStone Information Technology (Group) Co., Ltd., a company in the software and information technology services industry, responsible for software development and digital technology service team management, key customer service and market expansion, from April 2014 until present. Mr. Liao obtained his bachelor’s degree in computer science and technology from Jiangxi Normal University in 2008.

Mr. Halen Fu is working as the vice president of Zhengda Medical Group Co., Ltd. from February 2022 until present, responsible for risk and compliance management. Mr. Fu worked as the compliance director in Dezhao Capital Management Co., Ltd. from October 2017 to January 2022, responsible for project and investment review. Mr. Fu obtained his bachelor’s degree of economics in finance from Hunan University of Finance and Economics in 1996, and his master’s degree of business administration from Wuhan University in 2005.

Each of Mr. Hu, Mr. Liao and Mr. Fu does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The foregoing description of the director offer letters is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the form of director offer letters attached hereto as Exhibit 99.1, which is incorporated herein by this reference.

The following table sets forth the Board’s committee composition as of the date of this report:

Committee	Chairperson	Member	Member	Member
Audit Committee	Hao Xu	Siyuan Xu	Halen Fu	Stephen Liao
Nominating Committee	Halen Fu	Siyuan Xu	Stephan Liao	-
Compensation Committee	Stephen Liao	Halen Fu	Siyuan Xu	-

Exhibit Index

Exhibit No.	Description
99.1	Form of Director Offer Letter

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eason Technology Limited

Date: April 1, 2025	By:	/s/ Longwen (Stanley) He
	Name:	Longwen (Stanley) He
	Title:	Chief Executive Officer

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